UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

KCG Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

48244B 100

(CUSIP Number)

Stephen G. Schuler

Serenity Investments, LLC

830 North Boulevard

Oak Park, Illinois

(708) 386-0441

with a copy to:

John P. Kelsh

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48244B 100

1.	Name of Reporting Person: Serenity Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,113,706 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,113,706 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,113,706 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 5,144,675 shares of Class A common stock, par value $0.01 per share (“Class A Common Shares”) of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”), and (ii) 2,969,031 Class A Common Shares that are issuable upon the exercise of warrants (“Warrant Shares”).
(2)	All of the Class A Common Shares and Warrant Shares reported in the table above are held directly by Serenity Investments, LLC, a limited liability company organized under the laws of the state of Alaska (“Serenity”). Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity that together represent a controlling equity interest in Serenity. Each of Serenity, Stephen G. Schuler and Mary Jo Schuler may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein.

(3)	Calculated based on a total of 120,910,383 Class A Common Shares outstanding, which consists of (i) an estimated 117,941,352 Class A Common Shares outstanding as of May 7, 2015, according to information filed by KCG Holdings on May 11, 2015, and (ii) 2,969,031 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person: Stephen G. Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,356,862 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,356,862 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,356,862 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 5,144,675 Class A Common Shares held by Serenity, (ii) 2,969,031 Warrant Shares held by Serenity, (iii) 1,485,060 Class A Common Shares held by the Schuler Family GST Trust dated June 6, 2003 (the “GST Trust”), (iv) 1,743,918 Warrant Shares held by the GST Trust and (v) 14,178 Class A Common Shares held by Stephen G. Schuler.
(2)

5,114,675 Class A Common Shares and 2,969,031 Warrant Shares reported in the table above are held directly by Serenity. Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity that together represent a controlling equity interest in Serenity. Each of Serenity, Stephen G. Schuler and Mary Jo Schuler may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

1,485,060 Class A Common Shares and 1,743,918 Warrant Shares reported in the table above are held directly by the GST Trust. Stephen G. Schuler may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to share voting and dispositive power with respect to these securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(3)	Calculated based on a total of 122,654,301 Class A Common Shares outstanding, which consists of (i) an estimated 117,941,352 Class A Common Shares outstanding as of May 7, 2015, according to information filed by KCG Holdings on May 11, 2015, and (ii) 4,712,949 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person: Mary Jo Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,356,862 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,356,862 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,356,862 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 5,144,675 Class A Common Shares held by Serenity, (ii) 2,969,031 Warrant Shares held by Serenity, (iii) 1,485,060 Class A Common Shares held by the GST Trust, (iv) 1,743,918 Warrant Shares held by the GST Trust and (v) 14,178 Class A Common Shares held by Stephen G. Schuler, the spouse of Mary Jo Schuler.
(2)	5,144,675 Class A Common Shares and 2,969,031 Warrant Shares reported in the table above are held directly by Serenity. Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity that together represent a controlling equity interest in Serenity. Each of Serenity, Stephen G. Schuler and Mary Jo Schuler may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that she is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

1,485,060 Class A Common Shares and 1,743,918 Warrant Shares reported in the table above are held directly by the GST Trust. Mary Jo Schuler may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to share voting and dispositive power with respect to these securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that she is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(3)	Calculated based on a total of 122,654,301 Class A Common Shares outstanding, which consists of (i) an estimated 117,941,352 Class A Common Shares outstanding as of May 7, 2015, according to information filed by KCG Holdings on May 11, 2015, and (ii) 4,712,949 Warrant Shares.

Introduction

This Amendment No. 9 (this “Amendment No. 9”) amends Amendment No. 8 dated May 6, 2015 (“Amendment No. 8”), Amendment No. 7 dated February 2, 2015 (“Amendment No. 7”), Amendment No. 6 dated July 15, 2014 (“Amendment No. 6”), Amendment No. 5 dated March 3, 2014 (“Amendment No. 5”), Amendment No. 4 dated February 3, 2014 (“Amendment No. 4”), Amendment No. 3 dated December 31, 2013 (“Amendment No. 3”), Amendment No. 2 dated December 9, 2013 (“Amendment No. 2”) and Amendment No. 1 dated November 1, 2013 (“Amendment No. 1”) to the statement on Schedule 13D dated July 1, 2013 (the “Original Statement” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and this Amendment No. 9, this “Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (the “Class A Common Shares”), of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”). Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Original Statement. Any capitalized terms used in this Amendment No. 9 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Statement.

This Amendment No. 9 reflects transactions and developments through May 29, 2015 relating to the Reporting Persons’ holdings of Class A Common Shares. In particular, this Amendment No. 9 is being filed to reflect (i) the tender of Class A Common Shares by the Reporting Persons in the Offer (as defined below) and (ii) sales made pursuant to the previously-disclosed Rule 10b5-1 Plan dated February 2, 2015 between Serenity and William Blair & Company, L.L.C. (the “Serenity Rule 10b5-1 Plan”) and the previously-disclosed Rule 10b5-1 Plan dated February 2, 2015 between the GST Trust and William Blair & Company, L.L.C. (the “GST Rule 10b5-1 Plan” and, together with the Serenity Rule 10b5-1 Plan, the “Plans”).

Item 1.	Security and Issuer.

There has been no change to the information disclosed in Item 1 of the Original Statement.

Item 2.	Identity and Background.

There has been no change to the information disclosed in Item 2 of the Original Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

There has been no change to the information disclosed in Item 3 of the Original Statement.

Item 4.	Purpose of Transaction.

On May 4, 2015, KCG Holdings filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO in connection with KCG Holdings’ offer to purchase for cash up to $330 million of its Class A Common Shares at a purchase price of not greater than $14.00 per share nor less than $13.50 per share (the “Offer”). The Offer expired at 5:00 p.m., New York City time, on June 2, 2015. On May 29, 2015, the Reporting Persons tendered 5,875,737 Class A Common Shares in the Offer, but the actual number of Class A Common Shares so tendered that will be accepted for purchase by KCG Holdings has not yet been announced.

Except as disclosed in Item 4 of this Amendment No. 9 and Item 4 of Amendment No. 7, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) With respect to Serenity, Stephen G. Schuler and Mary Jo Schuler, this Schedule 13D relates to the beneficial ownership of 8,113,706 Class A Common Shares, which include (i) 5,144,675 Class A Common Shares and (ii) 2,969,031 Warrant Shares. Such 8,113,706 shares represent 6.7% of the outstanding Class A Common Shares (based on a total of 120,910,383 Class A Common Shares outstanding, which consists of (i) an estimated

117,941,352 Class A Common Shares outstanding as of May 7, 2015, according to information filed by KCG Holdings on May 11, 2015, and (ii) 2,969,031 Warrant Shares). All of these Class A Common Shares and Warrant Shares are held by Serenity. Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity that together represent a controlling equity interest in Serenity. Each of Serenity, Stephen G. Schuler and Mary Jo Schuler may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Stephen G. Schuler or Mary Jo Schuler that he or she is the beneficial owner of any of such securities referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Solely with respect to Stephen G. Schuler and Mary Jo Schuler, this Schedule 13D also relates to the beneficial ownership of an additional 3,243,156 Class A Common Shares, which include (i) 1,499,238 Class A Common Shares and (ii) 1,743,918 Warrant Shares. Together with the 8,113,706 shares described in the preceding paragraph, these shares represent 9.3% of the outstanding Class A Common Shares (based on a total of 122,654,301 Class A Common Shares outstanding, which consists of (i) an estimated 117,941,352 Class A Common Shares outstanding as of May 7, 2015, according to information filed by KCG Holdings on May 11, 2015, and (ii) 4,712,949 Warrant Shares). Of those, 3,228,978 Class A Common Shares and Warrant Shares are held by the GST Trust. Stephen G. Schuler and Mary Jo Schuler may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share voting and dispositive power with respect to these securities. Stephen G. Schuler and Mary Jo Schuler disclaim beneficial ownership of these securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Stephen G. Schuler or Mary Jo Schuler that he or she is the beneficial owner of any of such securities for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c) As described in Item 4 of Amendment No. 7, Serenity entered into the Serenity Rule 10b5-1 Plan on February 2, 2015 with respect to 2,000,000 Class A Common Shares and the GST Trust entered into the GST Rule 10b5-1 Plan on February 2, 2015 with respect to 750,000 Class A Common Shares. From May 7, 2015, the the first trading day following the date of Amendment No. 8, through May 29, 2015, an aggregate of (i) 655,525 Class A Common Shares have been sold pursuant to the Serenity Rule 10b5-1 Plan as set forth on Annex A and (ii) 242,456 Class A Common Shares have been sold pursuant to the GST Rule 10b5-1 Plan as set forth on Annex B. In addition, as disclosed in Item 4 of this Amendment No. 9, the Reporting Persons tendered 5,875,737 Class A Common Shares in the Offer. No Reporting Person has effected any other transaction in the Class A Common Shares or Warrant Shares since the date of Amendment No. 8.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares or Warrant Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There has been no change to the information disclosed in Item 6 of Amendment No. 7.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits

99.1	Form of Rule 10b5-1 Plan dated February 2, 2015 between Serenity Investments, LLC and William Blair & Company, L.L.C., incorporated by reference to Exhibit 99.1 to Amendment No. 7

99.2	Form of Rule 10b5-1 Plan dated February 2, 2015 between the Schuler Family GST Trust dated June 6, 2003 and William Blair & Company, L.L.C., incorporated by reference to Exhibit 99.2 to Amendment No. 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2015	SERENITY INVESTMENTS, LLC

	By:	/s/ Stephen G. Schuler
Name: Stephen G. Schuler
Title: President of its Manager

Date: June 2, 2015	/s/ Stephen G. Schuler
STEPHEN G. SCHULER

Date: June 2, 2015	/s/ Mary Jo Schuler
MARY JO SCHULER

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Form of Rule 10b5-1 Plan dated February 2, 2015 between Serenity Investments, LLC and William Blair & Company, L.L.C., incorporated by reference to Exhibit 99.1 to Amendment No. 7

99.2	Form of Rule 10b5-1 Plan dated February 2, 2015 between the Schuler Family GST Trust dated June 6, 2003 and William Blair & Company, L.L.C., incorporated by reference to Exhibit 99.2 to Amendment No. 7

ANNEX A

Recent Transactions by the Reporting Persons in the Class A Common Shares or Warrant Shares Pursuant to the Serenity Rule 10b5-1 Plan

Set forth below is a summary of transactions effected by Serenity in the Class A Common Shares or Warrant Shares between May 7, 2015, the first trading day following the date of Amendment No. 8, and May 29, 2015. All transactions are open market sales of Class A Common Shares effected pursuant to the Rule 10b5-1 Plan dated February 2, 2015 between Serenity and William Blair & Company, L.L.C.

Date of Transaction	Number of Class A Common Shares Sold	Weighted Average Price Per Share
05/07/2015	59,793	$13.45
05/08/2015	65,469	$13.45
05/11/2015	82,783	$13.49
05/12/2015	10,506	$13.37
05/13/2015	58,400	$13.40
05/14/2015	42,232	$13.41
05/15/2015	24,143	$13.32
05/18/2015	13,207	$13.31
05/19/2015	32,007	$13.27
05/20/2015	115,279	$13.27
05/21/2015	21,900	$13.30
05/22/2015	25,550	$13.30
05/26/2015	25,550	$13.39
05/27/2015	19,357	$13.51
05/28/2015	33,580	$13.49
05/29/2015	25,769	$13.48

ANNEX B

Recent Transactions by the Reporting Persons in the Class A Common Shares or Warrant Shares Pursuant to the GST Rule 10b5-1 Plan

Set forth below is a summary of transactions effected by the GST Trust in the Class A Common Shares or Warrant Shares between May 7, 2015, the first trading day following the date of Amendment No. 8, and May 29, 2015. All transactions are open market sales of Class A Common Shares effected pursuant to the Rule 10b5-1 Plan dated February 2, 2015 between the GST Trust and William Blair & Company, L.L.C.

Date of Transaction	Number of Class A Common Shares Sold	Weighted Average Price Per Share
05/07/2015	22,115	$13.45
05/08/2015	24,215	$13.45
05/11/2015	30,619	$13.49
05/12/2015	3,886	$13.37
05/13/2015	21,600	$13.40
05/14/2015	15,620	$13.41
05/15/2015	8,930	$13.32
05/18/2015	4,885	$13.31
05/19/2015	11,838	$13.27
05/20/2015	42,637	$13.27
05/21/2015	8,100	$13.30
05/22/2015	9,450	$13.30
05/26/2015	9,450	$13.39
05/27/2015	7,160	$13.51
05/28/2015	12,420	$13.49
05/29/2015	9,531	$13.48